Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

30 August 2013

RBS Holdings N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO BOX 12925
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RBS Holdings N.V.
Interim results for the half year ended 30 June 2013

RBS Holdings N.V. (RBSH) is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies (together, the RBSH Group). The Royal Bank of Scotland Group plc (RBSG), is the ultimate holding company of RBSH Group. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies.

RBS Holdings N.V. - 2013 Interim Results

Forward-looking statements

Certain sections in, or incorporated by reference in, this document contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSH Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity, cost: income ratios, leverage and loan: deposit ratios, funding and risk profile, certain ring-fencing proposals, sustainability targets, RBSH Group's future financial performance, the level and extent of future impairments and write-downs, including sovereign debt impairments, the protection provided by the Asset Protection Scheme (APS) back-to-back contracts with The Royal Bank of Scotland plc (RBS plc), and RBSH Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the financial condition of RBS Group; the global economic and financial market conditions and other geopolitical risks and their impact on the financial industry in general and on RBSH Group in particular; the ability to access sufficient sources of liquidity and funding; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the State Aid restructuring plan of RBS Group; organisational restructuring; including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS plc; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of RBSH Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of RBSH Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of RBSH Group's operations) in the Netherlands, the United States (US), the United Kingdom (UK), the rest of Europe and other countries in which RBSH Group operates or a change in policy of the government of the Netherlands; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the central banks and other governmental and regulatory bodies; changes in Dutch and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; pension fund shortfalls; general operational risks; reputational risk; general geopolitical and economic conditions in the Netherlands and in other countries in which RBSH Group has significant business activities or investments; the protection provided to RBSH Group pursuant to the APS back-to-back contracts and their effect on RBSH Group's financial and capital position; the cross liability resulting from the legal demergers of ABN AMRO Bank N.V. and RBS II B.V.; limitations on, or additional requirements imposed on, RBSH Group's activities as a result of HM Treasury's investment in RBS Group; and the success of RBSH Group in managing the risks involved in the foregoing.

RBS Holdings N.V. - 2013 Interim Results

Forward-looking statements (continued)

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by RBSH Group, see risk factors on pages 40 to 42.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Holdings N.V. - 2013 Interim Results

Presentation of information

General information
RBSH Group offers a wide range of banking products and financial services, principally in the Netherlands and Asia.

In 2007, RFS Holdings B.V. (RFS Holdings), which was jointly owned by RBSG, Fortis (succeeded by the Dutch State in 2008) and Banco Santander S.A. (together the Consortium Members) completed the acquisition of RBS Holdings N.V. RFS Holdings is the sole shareholder of RBS Holdings N.V.

RBSG's shareholding in RFS Holdings is currently 97.7%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBS Group.

Transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
Consistent with RBS Group’s efforts to simplify its structure, thereby reducing risk, cost and complexity, on 19 April 2011, the Boards of RBSG, RBS plc, RBS Holdings N.V. and RBS N.V. announced their programme to transfer a substantial part of the business activities of RBS N.V. to RBS plc subject, amongst other matters, to regulatory and other approvals, and employee consultation procedures.

The UK business was transferred to RBS plc in 2011 and most of the other European businesses were transferred in 2012 except for Russia which was transferred in 2013.  The majority of the Asian businesses were transferred in 2012 with the Indian support activity transferred in 2013. The North American businesses were transferred in June 2013.

The Romanian business and the Korean and Thai branches are scheduled for transfer later this year and are classified as held for disposal at 30 June 2013.  RBS Holdings N.V. has concluded that it will no longer be possible to transfer its businesses in China, India and Indonesia before the conclusion of the programme in 2013. The options for these businesses are being considered.

RBS Group is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the programme.

RBS Holdings N.V. - 2013 Interim Results

Financial review

Operating loss
Operating loss before tax was €56 million compared with €841 million in the first half of 2012. Excluding own credit adjustments of €15 million (first half 2012 - €583 million), operating loss before tax was €41 million compared with €258 million in the first half of 2012.

Total Income
Total income increased by 14% to €293 million from €257 million in the first half of 2012.

Net interest income
Net interest income fell by 65% to €127 million from €368 million in the first half of 2012. This was primarily due to the transfer of substantial parts of the business activities to RBS plc together with the impact of the continued low interest rate environment.

Non-interest income
Non-interest income increased by €277 million to €166 million from a loss of €111 million in the first half of 2012. This was primarily due to the widening of credit spreads in the UK resulting in an own credit adjustment charge of €15 million compared with €583 million in the first half of 2012. This was partially offset by a fall of €107 million in net fees and commissions and a reduction in other operating income, excluding own credit adjustments, due to the transfer of businesses to RBS plc.

Operating expenses
Operating expenses decreased by 69% to €305 million from €980 million in the first half of 2012. This decrease was principally due to a reduction in both staff and non-staff costs resulting from employees transferring to RBS plc and business divestments.

Impairment losses
Impairment losses were €44 million compared with €118 million in the first half of 2012. The 2013 charge is mainly driven by impairment on a small number of individual cases. The reduction compared with 2012 reflects business transfers to RBS plc and the release of latent provision relating to these transfers.

RBS Holdings N.V. - 2013 Interim Results

Financial review (continued)

Capital
RBSH Group’s capital, risk-weighted assets (RWAs) and risk asset ratios are set out below.

	30 June 2013	31 December 2012
Capital	€bn	€bn

Core Tier 1	3.9	3.8
Tier 1	4.9	4.5
Total	5.7	6.5

RWAs by risk

Credit risk	19.8	26.3
Market risk	1.9	3.4
Operational risk	1.1	3.0

	22.8	32.7

Risk asset ratios	%	%

Core Tier 1	17.1	11.7
Tier 1	21.4	13.9
Total	24.9	19.8

RBSH Group’s regulatory capital resources were as follows:
	30 June 2013	31 December 2012
Composition of regulatory capital	€m	€m

Tier 1
Controlling interests	2,484	1,799
Adjustment for:
- Goodwill and other intangible assets	(3)	(4)
- Unrealised losses on available-for-sale debt securities	1,791	2,492
- Unrealised gains on available-for-sale equities	(3)	(19)
- Other regulatory adjustments	(369)	(442)

Core Tier 1	3,900	3,826
Trust preferred securities	2,503	2,470
Less deductions from Tier 1 capital	(1,535)	(1,757)

Total Tier 1	4,868	4,539

Tier 2
Unrealised gains on available-for-sale equities	3	19
Subordinated debt	1,634	3,218
Less deductions from Tier 2 capital	(833)	(1,303)

Total Tier 2	804	1,934

Total regulatory capital	5,672	6,473

Total capital decreased to €5.7 billion from €6.5 billion, largely due to the effect on Tier 2 capital of the regulatory treatment of the cash tender offer completed in July 2013, and Tier 2 capital maturities.

In addition as part of the ongoing de-risking of RBSH Group, risk-weighted assets were actively managed down resulting in an increase across all capital ratios.

RBS Holdings N.V. - 2013 Interim Results

Condensed consolidated income statement
for the half year ended 30 June 2013 (unaudited)

	Half year ended
	30 June 2013 €m	30 June 2012* €m

Interest receivable	450	977
Interest payable	(323)	(609)

Net interest income	127	368

Fees and commissions receivable	73	300
Fees and commissions payable	(31)	(151)
Income from trading activities	84	52
Other operating income	40	(312)

Non-interest income	166	(111)

Total income	293	257
Operating expenses	(305)	(980)

Loss before impairment losses	(12)	(723)
Impairment losses	(44)	(118)

Operating loss before tax	(56)	(841)
Tax credit/(charge)	32	(115)

Loss from continuing operations	(24)	(956)
Profit from discontinued operations, net of tax	11	11

Loss for the period	(13)	(945)

Loss attributable to:
Controlling interests	(13)	(945)

*Restated - refer to page 14.

RBS Holdings N.V. - 2013 Interim Results

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2013 (unaudited)

	Half year ended
	30 June 2013 €m	30 June 2012* €m

Loss for the period	(13)	(945)

Items that do qualify for reclassification
Available-for-sale financial assets	683	172
Cash flow hedges	-	3
Currency translation	13	24
Income tax on items that do qualify for reclassification	2	(10)

Other comprehensive income after tax	698	189

Total comprehensive income/(loss) for the period	685	(756)

Total comprehensive income/(loss) is attributable to:
Controlling interests	685	(756)

*Restated - refer to page 14.

RBS Holdings N.V. - 2013 Interim Results

Condensed consolidated balance sheet
at 30 June 2013 (unaudited)

	30 June 2013 €m	31 December 2012 (audited) €m

Assets
Cash and balances at central banks	3,070	2,294
Loans and advances to banks	8,974	12,206
Loans and advances to customers	5,461	6,380
Amounts due from ultimate holding company	2,446	2,949
Debt securities	20,594	22,655
Equity shares	652	1,127
Settlement balances	140	31
Derivatives	6,934	7,555
Deferred tax	64	420
Prepayments, accrued income and other assets	2,308	1,533
Assets of disposal groups	4,458	13,804

Total assets	55,101	70,954

Liabilities
Deposits by banks	26,693	34,465
Customer accounts	4,393	2,638
Debt securities in issue	1,801	2,602
Settlement balances and short positions	292	107
Derivatives	8,287	9,644
Accruals, deferred income and other liabilities	1,584	1,782
Deferred tax	54	40
Subordinated liabilities	7,091	6,851
Liabilities of disposal groups	2,422	11,026

Total liabilities	52,617	69,155
Equity attributable to controlling interests	2,484	1,799

Total liabilities and equity	55,101	70,954

Key points
•
Total assets decreased by €15.9 billion from €71.0 billion at 31 December 2012 to €55.1 billion at 30 June 2013, primarily as a result of the transfer of assets and liabilities relating to businesses in North America and Russia to RBS plc during the period.

•	Loans and advances to banks were down €3.2 billion to €9.0 billion due to a decline in bank placings.

•
Debt securities decreased by €2.1 billion to €20.6 billion due to bond maturities and sales. The proceeds were used to increase the liquidity portfolio and to repay funding from RBS plc, as reflected in the increase in cash and balances at central banks and the decrease in deposits by banks respectively.

•	Deposits by banks fell €7.8 billion to €26.7 billion as a result of planned reductions in funding from RBS plc.

•	Equity increased by €0.7 billion principally due to favourable mark-to-market movements on available-for-sale debt securities.

RBS Holdings N.V. - 2013 Interim Results

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2013 (unaudited)

	Half year ended
	30 June 2013 €m	30 June 2012* €m

Called-up share capital
At beginning of period	-	1,852
Transfer to share premium	-	(1,852)

At end of period	-	-

Share premium account
At beginning of period	3,171	2,187
Transfer from share capital	-	1,852

At end of period	3,171	4,039

Available-for-sale reserve
At beginning of period	(2,473)	(2,918)
Unrealised gains	720	103
Realised (gains)/losses	(37)	69
Tax	2	(5)

At end of period	(1,788)	(2,751)

Cash flow hedging reserve
At beginning of period	-	(22)
Other comprehensive income	-	3
Tax	-	(5)

At end of period	-	(24)

Foreign exchange reserve
At beginning of period	(235)	(43)
Other comprehensive income	13	24

At end of period	(222)	(19)

Retained earnings
At beginning of period	1,336	2,339
Loss attributable to controlling interests	(13)	(945)
Other	-	(5)

At end of period	1,323	1,389

Equity attributable to controlling interests	2,484	2,634

Non-controlling interests
At beginning of period	-	21
Disposal	-	(20)

At end of period	-	1

Total equity at end of period	2,484	2,635

*Restated - refer to page 14.

RBS Holdings N.V. - 2013 Interim Results

Condensed consolidated cash flow statement
for the half year ended 30 June 2013 (unaudited)

	Half year ended
	30 June 2013 €m	30 June 2012* €m

Operating activities
Operating loss before tax from continuing operations	(56)	(841)
Operating profit before tax on discontinued operations	17	17
Adjustments for non-cash items	302	(146)

Net cash inflow/(outflow) from trading activities	263	(970)
Changes in operating assets and liabilities	(3,379)	(13,483)

Net cash flows from operating activities before tax	(3,116)	(14,453)
Income taxes received/(paid)	7	(134)

Net cash flows from operating activities	(3,109)	(14,587)

Net cash flows from investing activities	(1,247)	10,325

Net cash flows from financing activities	(71)	(144)

Effects of exchange rate changes on cash and cash equivalents	28	106

Net decrease in cash and cash equivalents	(4,399)	(4,300)
Cash and cash equivalents at beginning of period	10,030	27,044

Cash and cash equivalents at end of period	5,631	22,744

*Restated - refer to page 14.

RBS Holdings N.V. - 2013 Interim Results

Notes

1. Basis of preparation
RBS Holdings N.V.’s condensed consolidated financial statements for the half year ended 30 June 2013 comprise the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related explanatory notes 1 to 16 and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with RBS Holdings N.V. audited financial statements, included in the 2012 Annual Report and Accounts.

The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as adopted by the European Union (EU) (together IFRS).

The condensed consolidated financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in financial position and performance of RBS Holdings N.V. since the end of the last annual reporting period have been made.

The condensed consolidated financial statements are presented in euros, which is the functional and presentation currency of RBS Holdings N.V.

Going concern
A summary of the risk factors which could materially affect RBSH Group’s future results are described on pages 40 to 42.

Having reviewed RBSH Group’s forecasts and projections and considered the interim results of the RBSG Group for the half year ended 30 June 2013, approved on 1 August 2013, which were prepared on a going concern basis, together with evidence that the RBSG Group will continue to provide sufficient resources to RBSH Group, the directors have a reasonable expectation that RBSH Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2013 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to RBSH Group’s principal accounting policies as set out on pages 121 to 131 of the 2012 Annual Report and Accounts apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

2. Accounting policies (continued)
IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by RBSH Group.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements: Note 9 includes the information required in interim financial reports.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

‘Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

‘Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

‘Annual Improvements 2009-2011 Cycle’ also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on RBSH Group’s results.

Critical accounting policies and key sources of estimation uncertainty
The reported results of RBSH Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of RBSH Group’s financial condition are those relating to provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 129 and 131 of the 2012 Annual Report and Accounts.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS
The IASB published:
●
in May 2013 IFRIC 21 ‘Levies’. This interpretation provides guidance on accounting for the liability to pay a government imposed levy.  IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●
in May 2013 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’. These amendments align IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●
in June 2013 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’.  These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

RBSH Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Restatements and changes in accounting policy.

Disposal groups
Since 2010, RBSH Group’s investment in Saudi Hollandi Bank was classified within assets of disposal groups. The buyer's withdrawal from the sale in 2012 led RBSH Group to conclude that a sale within 12 months is unlikely; accordingly at 31 December 2012 the investment was no longer classified within assets of disposal groups and is accounted for using the equity method retrospectively from the date of its classification to disposal groups. Comparatives for the half year ended 30 June 2012 have been restated accordingly.

Cash and cash equivalents
In order to further align the accounting policies of RBSH Group with RBS Group, the cash flow statement has been prepared on the basis of the RBS Group definition of cash and cash equivalents. Under the new definition, cash and cash equivalents for the purpose of the cash flow statement comprise cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value. Cash and cash equivalents were previously defined as cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks. The new definition was adopted for the 2012 year end, and comparatives for the half year ended 30 June 2012 have now been adjusted accordingly.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

2. Accounting policies (continued)
The impact of the change in definition on the condensed consolidated cash flow statement for the half year ended 30 June 2012 is set out below:

	30 June 2012			1 January 2012			Impact on cash flows for the half year ended 30 June 2012 (1)
	New accounting policy	Previous accounting policy	Impact on cash and cash equivalents	New accounting policy	Previous accounting policy	Impact on cash and cash equivalents
	€m	€m	€m	€m	€m	€m	€m

Cash and balances at central banks	17,388	17,388	-	12,915	12,915	-	-
Treasury bills and debt securities (2)	780	-	780	2,418	-	2,418	(1,638)
Loans and advances to banks	4,576	4,328	248	11,711	6,429	5,282	(5,034)
Deposits by banks	-	(4,428)	4,428	-	(9,600)	9,600	(5,172)

Total	22,744	17,288	5,456	27,044	9,744	17,300	(11,844)

Notes:
(1)	Net increase in cash outflows from operating activities.
(2)	Short-term, highly liquid.

3. Impairment provisions
Impairment losses charged to the income statement comprise:
	Half year ended
	30 June 2013 €m	30 June 2012 €m

Loan impairment (recoveries)/losses	(19)	104
Charge/(recoveries) under APS back-to-back agreement	14	(21)
Securities	49	35

Impairment losses	44	118

The balance sheet loan impairment provisions decreased in the half year ended 30 June 2013 from €341 million to €334 million and the movements thereon were:
	Half year ended
	30 June 2013 €m	30 June 2012 €m

At beginning of period	341	1,572
Transfer from/(to) disposal groups	69	(749)
Currency translation and other adjustments	(2)	38
Disposals	(36)	(75)
Amounts written-off	(23)	(290)
Recoveries of amounts previously written-off	4	5
(Recoveries)/charge to the income statement	(19)	104
Unwind of discount	-	(3)

At end of period	334	602

The provision for loan impairment losses at 30 June 2013 includes €1 million (30 June 2012 - nil) relating to loans and advances to banks.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

4. Taxation
The actual tax charge differs from the expected tax credit computed by applying the standard Dutch corporation tax rate of 25% as follows:
	Half year ended
	30 June 2013 €m	30 June 2012* €m

Loss before tax	(56)	(841)

Expected tax credit	14	210
Losses in period where no deferred tax asset recognised	(46)	(144)
Foreign profits taxed at other rates	4	(2)
Items not allowed for tax	(2)	(14)
Non-taxable items	(3)	19
Losses brought forward and utilised	19	10
Reduction in carrying value of deferred tax (asset)/liability
- in respect of losses in Australia	-	(193)
- in respect of a change in the rate of UK corporation tax	21	-
- in respect of associates	(12)	50
Adjustments in respect of prior periods	37	(51)

Actual tax credit/(charge)	32	(115)

*Restated - refer to page 14.

5. Segmental analysis
Total income, operating loss before tax and total assets by division are shown in the tables below.

Total income by division
	Half year ended
	30 June 2013			30 June 2012*
	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m

Markets	146	(3)	143	(173)	129	(44)
International Banking	146	(34)	112	469	(42)	427
Central Items	(157)	31	(126)	(102)	(57)	(159)

Core	135	(6)	129	194	30	224
Non-Core	158	6	164	63	(30)	33

Total	293	-	293	257	-	257

*Restated - refer to page 14.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

5. Segmental analysis (continued)

Analysis of divisional operating profit/(loss)
	Half year ended
	30 June 2013 €m	30 June 2012* €m

Markets	5	(544)
International Banking	(1)	28
Central Items	(177)	(231)

Core	(173)	(747)
Non-Core	117	(94)

Total	(56)	(841)

*Restated - refer to page 14.

Total assets by division
	30 June 2013 €m	31 December 2012 €m

Markets	20,327	30,386
International Banking	4,100	4,312
Central Items	24,574	28,493

Core	49,001	63,191
Non-Core	5,422	7,210

	54,423	70,401
Dutch State acquired businesses	678	553

	55,101	70,954

6. Coupon payments
On 26 November 2009, RBSG entered into a State Aid Commitment Deed with HM Treasury of the UK Government, containing commitments and undertakings given by RBSG to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State Aid provided to RBSG. As part of these commitments, RBSG agreed that RBS Holdings N.V. will not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments issued by RBS N.V.: RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII, unless in any such case there is a legal obligation to do so, for an effective period of two years. RBSH Group is also subject to restrictions on the exercise of call rights in relation to its other hybrid capital instruments.

The two-year distribution restriction period in relation to the hybrid capital instruments started on 1 April 2011 and ended on 1 April 2013. In June 2013, RBSH Group resumed payments on these instruments. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

7. Credit protection arrangements
On 22 December 2009, RBS N.V. and RBS plc entered into two contracts, a financial guarantee and a credit default swap arrangement, in relation to the RBS N.V. Covered Assets (the Contracts) to de-risk future earnings. These agreements provide RBS N.V. with 100% protection over a portfolio of covered assets.

The covered portfolio at 30 June 2013 was €1.0 billion (31 December 2012 - €2.4 billion), with an average remaining maturity of three years. At 30 June 2013, the carrying value of the prepaid fee for the financial guarantee contract was €77 million (31 December 2012 - €145 million). The net carrying value of the credit derivative was €26 million liability (31 December 2012 - €12 million liability), which consists of the fair value of the credit derivative of €36 million against collateral of €62 million placed by RBS plc (31 December 2012 - €199 million against €211 million).

Assets are being transferred from RBS N.V. to RBS plc. Unamortised fees on the covered assets which are transferred, will be reimbursed by RBS plc to RBS N.V.; consequently there will be no accelerated amortisation or future profit or loss impact of the agreement fees paid on transferred assets.

8. Discontinued operations and assets and liabilities of disposal groups

(a) Profit from discontinued operations, net of tax
	Half year ended
Income statement	30 June 2013 €m	30 June 2012 €m

Operating income	18	19
Operating expenses	(1)	(1)
Loan impairment losses and other credit risk provisions	-	(1)

Profit before tax	17	17
Tax	(6)	(6)

Profit after tax	11	11

Discontinued operations in 2013 and 2012 relate to the remaining Dutch State acquired businesses held within RBS Holdings N.V.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

8. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
	30 June 2013			31 December 2012 €m
	Transfers (1) €m	Other (2) €m	Total €m

Assets of disposal groups
Cash and balances at central banks	159	9	168	3,565
Loans and advances to banks	154	86	240	1,278
Loans and advances to customers	1,311	654	1,965	3,240
Debt securities and equity shares	723	212	935	2,909
Derivatives	1,106	-	1,106	1,932
Other assets	37	7	44	880

	3,490	968	4,458	13,804

Liabilities of disposal groups
Deposits by banks	33	-	33	865
Customer accounts	1,129	109	1,238	7,468
Derivatives	1,018	-	1,018	1,902
Settlement balances and short positions	25	-	25	142
Subordinated liabilities	-	-	-	219
Other liabilities	99	9	108	430

	2,304	118	2,422	11,026

Notes:
(1)	Assets and liabilities relating largely to businesses which are expected to be transferred to entities outside RBSH Group but within the RBS Group in the second half of 2013
(2)	Assets and liabilities relating to businesses to be transferred outside the RBS Group.

As at 30 June 2013, the assets and liabilities of disposal groups included balances of a number of businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses.

The Romanian business and the Korean and Thai branches are scheduled for transfer later this year and are classified as held for disposal at 30 June 2013.

None of the businesses transferring within the RBS Group meet the criteria of IFRS 5 to be classified as discontinued operations.

RBS Holdings N.V. has concluded that it will no longer be possible to transfer its businesses in China, India and Indonesia before the conclusion of the transfer programme in 2013. The options for these businesses are being considered and therefore are not included within disposal groups.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

8. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups (continued)
The transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may affect the timing and scope of actual disposal.

As at 31 December 2012, the assets and liabilities of disposal groups included balances of a number of businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses. In addition, they include assets and liabilities relating largely to businesses in India, Indonesia, Russia, Republic of Korea, Thailand, North America and Romania.

9. Financial instruments

Classification
The following tables analyse RBSH Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Non- financial assets/ liabilities	Total
30 June 2013	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	-	-	3,070			3,070
Loans and advances to banks	1,105	-	-	7,869			8,974
Loans and advances to customers	428	-	-	5,033			5,461
Amounts due from ultimate holding company	-	-	-	2,446			2,446
Debt securities	782	143	19,560	109			20,594
Equity shares	583	50	19	-			652
Settlement balances	-	-	-	140			140
Derivatives	6,934						6,934
Deferred tax						64	64
Prepayments, accrued income and other assets	-	-	-	-		2,308	2,308
Assets of disposal groups						4,458	4,458

	9,832	193	19,579	18,667		6,830	55,101

For the notes to this table refer to page 22.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

9. Financial instruments: Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Non- financial assets/ liabilities	Total
30 June 2013	€m	€m	€m	€m	€m	€m	€m

Liabilities
Deposits by banks	1,152	-			25,541		26,693
Customer accounts	625	-			3,768		4,393
Debt securities in issue	-	1,157			644		1,801
Settlement balances and short positions	92	-			200		292
Derivatives	8,287	-					8,287
Accruals, deferred income and other liabilities	-	-				1,584	1,584
Deferred tax						54	54
Subordinated liabilities	-	704			6,387		7,091
Liabilities of disposal groups						2,422	2,422

	10,156	1,861			36,540	4,060	52,617

Equity							2,484

							55,101

For the notes to this table refer to page 22.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

9. Financial instruments: Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Non- financial assets/ liabilities	Total
31 December 2012	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	-	-	2,294			2,294
Loans and advances to banks	1,521	-	-	10,685			12,206
Loans and advances to customers	448	-	-	5,932			6,380
Amounts due from ultimate holding company	-	-	-	2,949			2,949
Debt securities	845	65	21,612	133			22,655
Equity shares	1,029	53	45	-			1,127
Settlement balances	-	-	-	31			31
Derivatives	7,555						7,555
Deferred tax						420	420
Prepayments, accrued income and other assets	-	-	-	-		1,533	1,533
Assets of disposal groups						13,804	13,804

	11,398	118	21,657	22,024		15,757	70,954

Liabilities
Deposits by banks	1,305	-			33,160		34,465
Customer accounts	666	-			1,972		2,638
Debt securities in issue	73	1,501			1,028		2,602
Settlement balances and short positions	34	-			73		107
Derivatives	9,644	-					9,644
Accruals, deferred income and other liabilities	-	-				1,782	1,782
Deferred tax						40	40
Subordinated liabilities	-	724			6,127		6,851
Liabilities of disposal groups						11,026	11,026

	11,722	2,225			42,360	12,848	69,155

Equity							1,799

							70,954

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value through profit or loss.
(3)	Available-for-sale.
(4)	Loans and receivables.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

9. Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on RBSH Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3. Refer to pages 142 to 144 in the 2012 Annual Report and Accounts for control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis.
	30 June 2013				31 December 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn

Assets
Loans and advances
- banks	-	1.1	-	1.1	-	1.5	-	1.5
- customers	-	0.4	-	0.4	-	0.4	-	0.4
	-	1.5	-	1.5	-	1.9	-	1.9

Debt securities
- government	3.7	3.0	-	6.7	5.2	2.8	-	8.0
- corporate	-	0.1	-	0.1	-	0.2	-	0.2
- financial institutions	-	13.7	-	13.7	-	14.3	-	14.3

	3.7	16.8	-	20.5	5.2	17.3	-	22.5
Equity shares	0.4	0.2	0.1	0.7	0.7	0.3	0.1	1.1
Derivatives	-	6.5	0.4	6.9	-	7.1	0.5	7.6

	4.1	25.0	0.5	29.6	5.9	26.6	0.6	33.1

Proportion	13.9%	84.4%	1.7%	100%	17.8%	80.4%	1.8%	100%

Liabilities
Deposits
- banks	-	1.1	0.1	1.2	-	1.2	0.1	1.3
- customers	-	0.6	-	0.6	-	0.7	-	0.7
	-	1.7	0.1	1.8	-	1.9	0.1	2.0

Debt securities in issue	-	1.2	-	1.2	-	1.6	-	1.6
Derivatives	-	8.1	0.2	8.3	-	9.2	0.4	9.6
Subordinated liabilities	-	0.7	-	0.7	-	0.7	-	0.7

	-	11.7	0.3	12.0	-	13.4	0.5	13.9

Proportion	-	97.5%	2.5%	100%	-	96.4%	3.6%	100%

For the notes to this table refer to the following page.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

9. Financial instruments (continued)

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include certain government securities and listed equity shares.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data. The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government securities, investment-grade corporate bonds, certain mortgage products, including collateralised loan obligations, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued and certain money market securities and loan commitments and most over-the-counter derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, RBSH Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, unlisted equity shares, certain structured debt securities in issue, and over-the-counter derivatives where valuation depends upon unobservable inputs. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

(3)
Improvements in price discovery resulted in transfers from level 3 to level 2. Market illiquidity towards the end of June was a major cause for the transfers from level 2 to level 3. There were no significant transfers between level 1 and level 2.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

9. Financial instruments: Movement in level 3 portfolios

	At 1 January 2013	Gains/(losses)	Level 3 Transfers		Settlements	Sales	Foreign exchange and other	At 30 June 2013	Income statement on balances at period end
		Income statement (1)	In	Out					Unrealised
	€m	€m	€m	€m	€m	€m	€m	€m	€m

Assets
FVTPL (2)
Debt securities	7	-	-	(1)	-	(3)	(1)	2	-
Equity shares	87	1	20	(6)	(1)	(50)	(3)	48	1
Derivatives	467	(17)	25	(37)	(4)	(31)	(18)	385	(21)

FVTPL assets	561	(16)	45	(44)	(5)	(84)	(22)	435	(20)

Available-for-sale
Equity shares	31	-	2	(20)	-	(4)	-	9	-

	592	(16)	47	(64)	(5)	(88)	(22)	444	(20)

Liabilities
Deposits	84	(17)	-	-	-	-	(3)	64	(17)
Debt securities in issue	37	(4)	26	(6)	-	-	(5)	48	5
Derivatives	353	(11)	1	(51)	(3)	(92)	3	200	(27)

	474	(32)	27	(57)	(3)	(92)	(5)	312	(39)

Net gains		16							19

Notes:
(1)
Net gains on held-for-trading instruments of €11 million were recorded in income from trading activities. Net gains on other instruments of €5 million were recorded in other operating income, interest income and impairment losses as appropriate.

(2)	Fair value through profit or loss.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

9. Financial instruments (continued)
All level 3 instruments at 30 June 2013 were valued using discounted cash flow models. The table below shows a breakdown of the ranges for those unobservable inputs used in the models that have a material impact on the valuation of level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (€bn)			Range		Sensitivity (€m) (1)
Financial instruments	Assets	Liabilities	Unobservable inputs	Low	High	Favourable	Unfavourable

Deposits		0.1	Borrowing cost (2)	0bps	25bps		(20)
Equity securities	0.1		Discount rate (3)	20%	100%	10
Debt securities in issue	-	-	Discount margin (4)	82bps	101bps	20	(20)

Derivatives	0.4	0.2				40	(30)
Foreign exchange			Correlation (5)	97%	100%
Interest rate			Conditional prepayment rate (6)	2%	20%

30 June 2013	0.5	0.3				70	(70)
31 December 2012	0.6	0.5				80	(130)

Notes:
(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in the RBSH Group’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

(2)	Borrowing cost: interest and other costs incurred to acquire the instrument.
(3)	Discount rate: The rate at which future cash flows are discounted. A higher discount rate reduces the present value of future cash flows.
(4)
Discount margin: margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher margin would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises margin plus the benchmark rate; it is used to value future cash flows.

(5)
Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(6)
Conditional prepayment rate: The measure of the rate at which underlying mortgages or loans are prepaid. An increase in prepayment rates in a portfolio may increase or decrease its value depending upon the credit quality and payment terms of the underlying loans. For example an increase in prepayment rate of a portfolio of high credit quality underlying assets may reduce the value of the portfolio whereas for lower credit quality underlyings it may increase the value.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

9. Financial instruments (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Valuation methodologies employed in calculating the fair value of financial assets and liabilities carried at amortised cost are consistent with the 2012 Annual Report and Accounts disclosure.

	30 June 2013		31 December 2012
	Carrying value	Fair value	Carrying value	Fair value
	€bn	€bn	€bn	€bn

Financial assets
Loans and advances to banks	7.9	7.8	10.7	10.7
Loans and advances to customers	5.0	4.6	5.9	5.6
Amounts due from ultimate holding company	2.4	2.4	2.9	2.9
Debt securities	0.1	0.1	0.1	0.1

Financial liabilities
Deposits by banks	25.5	25.5	33.2	33.2
Customer accounts	3.8	3.8	2.0	2.0
Debt securities in issue	0.6	0.6	1.0	1.0
Subordinated liabilities	6.4	5.9	6.1	5.7

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions could significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For certain short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, settlement balances and notes in circulation.

10. Contingent liabilities and commitments
	30 June 2013 €m	31 December 2012 €m

Contingent liabilities
Guarantees and assets pledged as collateral security	7,780	10,070
Other contingent liabilities	733	1,009

	8,513	11,079

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	1,456	4,994
Other commitments	225	712

	1,681	5,706

Total contingent liabilities and commitments	10,194	16,785

Additional contingent liabilities arise in the normal course of RBSH Group’s business. It is not anticipated that any material loss will arise from these transactions.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

11. Litigation, investigations and reviews
The RBS Group and certain RBS Group members are party to legal proceedings, investigations and regulatory matters in the Netherlands, the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSH Group incurring a liability. RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSH Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSH Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2013.

The material legal proceedings, investigations and reviews involving RBSH Group are described below.  If any such matters were resolved against RBSH Group, these matters could, individually or in the aggregate, have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, filed a clawback claim against RBS N.V. in New York bankruptcy court.  In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud.’ The trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. RBSH Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

11. Litigation, investigations and reviews (continued)

Litigation (continued)

London Interbank Offered Rate (LIBOR)
Certain members of RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims and will defend them vigorously.  It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

World Online
In November 2009, the Supreme Court in the Netherlands issued a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks have paid settlement sums to certain investors and are in discussions regarding claims of other investors, including a potential claim brought to RBSH Group's attention in December 2011 on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a material adverse effect on RBSH Group's financial position or profitability.

Complex Systems
RBS N.V. is the defendant in an action pending in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using plaintiff's back-office trade finance processing software without a valid license, in violation of the US Copyright Act. Plaintiff has submitted an expert report which purports to establish that plaintiff's damages under the Copyright Act would be in excess of USD300 million if RBS N.V. is held liable. RBS N.V. denies that it has ever lacked a valid license to use the software and disputes the amount of damages claimed. On 20 March 2013, the Court granted summary judgment in favour of CSI on one of RBS N.V.’s defences to liability.  On 9 August 2013, the Court denied CSI’s motion for summary judgment on RBS N.V.’s other defences to liability.

CPDO Litigation
In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in relation to claims involving the rating and sale of a structured financial product known as a constant proportion debt obligation (a CPDO).  It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO.  In March 2013, RBS N.V. was ordered to pay AUD19.7 million.  RBS N.V. has appealed this decision and the appeal is due to be heard in March 2014.  The judgment may potentially have significance to other CPDOs issued by RBS N.V. in Australia and other jurisdictions. Other CPDO claims have been issued in England, and RBS N.V. is also facing a threatened claim in the Netherlands. RBS N.V. cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these other claims which may be material.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

11. Litigation, investigations and reviews (continued)

Litigation (continued)

RiverCity
In 2005 RBS Group (Australia) Pty Ltd (RBSGA), previously ABN AMRO Australia Pty Limited,  a member of the RBSH Group, was a member of a consortium that appointed AECOM Australia Pty Ltd (formerly known as Maunsell Australia Pty Ltd) (AECOM) to forecast traffic for the Clem 7 Tunnel in Brisbane, Australia. Three sets of proceedings have been brought against AECOM. The first (Hopkins v AECOM) is a class action relating to the initial public offer of units to retail investors in the RiverCity Motorway Group, which operates the Clem7 Tunnel. The claim relates to allegations that the IPO disclosure was defective, particularly in relation to traffic volume forecasts by AECOM. The second and third proceedings (RiverCity v AECOM and Portigon v AECOM), involve claims of negligent misstatement and misleading or deceptive conduct in the issuance of traffic forecasts. In all three proceedings AECOM has filed a number of cross-claims for contribution in the event it is found liable, including against RBSGA.

RBSH Group considers that it has substantial and credible legal and factual defences to these and prospective claims and will defend the cross-claims vigorously.

Credit Default Swap Antitrust Litigation
In May and July 2013, certain members of RBS Group, as well as a number of other banks, were named as defendants in four antitrust class actions filed in the U.S. District Court for the Northern District of Illinois.  In August 2013, a claim was filed in the U.S. District Court for the Southern District of New York.  The complaints generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.  RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.

Investigations and reviews
RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of these events or circumstances could have a material adverse effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBSH Group is co-operating fully with the investigations and reviews described below.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

11. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

LIBOR and other trading rates
On 6 February 2013 RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR).  RBS Group agreed to pay penalties of £87.5 million, USD325 million and USD150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.  RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR.  On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR.  RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order.  On 14 June 2013, RBS Group was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011.  RBS Group has been ordered to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan.

RBS Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of a number of trading rates, including LIBOR other interest rate settings, ISDAFIX and non-deliverable forwards. RBS Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and the Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.  RBS Group is also co-operating with these investigations.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

11. Litigation, investigations and reviews (continued)

Other Investigations
On 27 July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches.  In the Order, RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for RBS Group’s U.S. operations,

●	a plan to oversee compliance by RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme.  RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order.  RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above.  In connection with RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group's U.S. operations.  RBS Group continues to test the effectiveness of the remediation efforts undertaken by RBS Group to ensure they are sustainable and meet regulators' expectations.  Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

11. Litigation, investigations and reviews (continued)

Other Investigations (continued)
RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

RBS Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. RBS Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by the US Department of Justice, the District Attorney of the County of New York, the Treasury Department Office for Foreign Assets Control, the Federal Reserve Board and the New York State Department of Financial Services.  The RBS Group has also, over time, enhanced its relevant systems and controls.  Further, the RBS Group has conducted disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter.  Although RBS Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

On 24 July 2013, the UK’s Financial Conduct Authority (FCA) published its Final Notice in relation to its investigation into transaction reporting. The Royal Bank of Scotland plc and RBS N.V. co-operated with the FCA throughout the investigation.  The Royal Bank of Scotland plc and RBS N.V. were fined £5.6 million (after discount) and were found to have failed to comply with their transaction reporting obligations to the Financial Services Authority over a number of years. The FCA has acknowledged that the breaches were not deliberate and that the RBS Group did not profit from the breaches.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

12. Condensed consolidating financial information
RBS N.V. utilises an exemption under Dutch regulation and therefore does not prepare or file a full set of financial statements in the Netherlands. In accordance with the requirement to qualify for the exception, presented in the tables below is condensed consolidating financial information for:

●	RBS Holdings N.V. on a standalone basis as guarantor;

●	RBS N.V. on a standalone basis;

●	other subsidiaries of RBS Holdings N.V. on a combined basis;

●	consolidation adjustments; and

●	RBSH Group consolidated amounts.

The condensed consolidating financial information is prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The following consolidating financial information presents condensed balance sheets at 30 June 2013 and 31 December 2012 and condensed income statements for the half years ended 30 June 2013 and 30 June 2012.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

12. Condensed consolidating financial information (continued)

Condensed income statement

Half year ended 30 June 2013	RBSH €m	RBS N.V. €m	Subsidiaries €m	Consolidation adjustments €m	RBSH Group €m

Net interest income	-	46	81	-	127
Results from Group undertakings	(24)	261	-	(237)	-
Non-interest income	-	(202)	368	-	166

Total income	(24)	105	449	(237)	293
Operating expenses	-	(189)	(116)	-	(305)
Impairment recoveries/(losses)	-	33	(77)	-	(44)

Operating (loss)/profit before tax	(24)	(51)	256	(237)	(56)
Tax credit	-	27	5	-	32
Profit from discontinued operations	11	11	-	(11)	11

(Loss)/profit for the period	(13)	(13)	261	(248)	(13)

(Loss)/profit attributable to controlling interests	(13)	(13)	261	(248)	(13)

Half year ended 30 June 2012	RBSH* €m	RBS N.V.* €m	Subsidiaries €m	Consolidation Adjustments* €m	RBSH Group* €m

Net interest income	-	260	108	-	368
Results from Group undertakings	(956)	(37)	-	993	-
Non-interest income	-	(325)	214	-	(111)

Total income	(956)	(102)	322	993	257
Operating expenses	-	(793)	(187)	-	(980)
Impairment losses	-	(97)	(21)	-	(118)

Operating (loss)/profit before tax	(956)	(992)	114	993	(841)
Tax credit/(charge)	-	36	(151)	-	(115)
Profit from discontinued operations	11	11	-	(11)	11

Loss for the period	(945)	(945)	(37)	982	(945)

Loss attributable to controlling interests	(945)	(945)	(37)	982	(945)

*Restated - refer to page 14.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

12. Condensed consolidating financial information (continued)

Condensed balance sheet

30 June 2013	RBSH €m	RBS N.V. €m	Subsidiaries €m	Consolidation adjustments €m	RBSH Group €m

Assets
Cash and balances at central banks	-	3,070	-	-	3,070
Loans and advances to banks	35	12,647	7,087	(10,795)	8,974
Loans and advances to customers	-	3,585	1,876	-	5,461
Amounts due from ultimate holding company	-	2,446	-	-	2,446
Debt securities	-	19,082	1,512	-	20,594
Equity shares	-	592	60	-	652
Settlement balances	-	139	1	-	140
Derivatives	-	7,429	98	(593)	6,934
Deferred tax	-	46	18	-	64
Prepayments, accrued income and other assets	2,481	3,353	1,614	(5,140)	2,308
Assets of disposal groups	-	3,130	1,328	-	4,458

Total assets	2,516	55,519	13,594	(16,528)	55,101

Liabilities and equity
Deposits by banks	32	32,655	4,801	(10,795)	26,693
Customer accounts	-	3,483	910	-	4,393
Debt securities in issue	-	1,153	648	-	1,801
Settlement balances and short positions	-	292	-	-	292
Derivatives	-	8,226	654	(593)	8,287
Accruals, deferred income and other liabilities	-	1,039	545	-	1,584
Deferred tax	-	-	54	-	54
Subordinated liabilities	-	4,526	2,565	-	7,091
Liabilities of disposal groups	-	1,664	758	-	2,422
Controlling interests	2,484	2,481	2,659	(5,140)	2,484

Total liabilities and equity	2,516	55,519	13,594	(16,528)	55,101

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

12. Condensed consolidating financial information (continued)

31 December 2012	RBSH €m	RBS N.V. €m	Subsidiaries €m	Consolidation adjustments €m	RBSH Group €m

Assets
Cash and balances at central banks	-	2,068	226	-	2,294
Loans and advances to banks	35	17,920	7,827	(13,576)	12,206
Loans and advances to customers	-	3,793	2,587	-	6,380
Amounts due from ultimate holding company	-	2,949	-	-	2,949
Debt securities	-	20,678	1,977	-	22,655
Equity shares	-	1,065	62	-	1,127
Settlement balances	-	26	5	-	31
Derivatives	-	8,268	63	(776)	7,555
Deferred tax	-	409	11	-	420
Prepayments, accrued income and other assets	1,796	3,321	507	(4,091)	1,533
Assets of disposal groups	-	10,904	2,900	-	13,804

Total assets	1,831	71,401	16,165	(18,443)	70,954

Liabilities and equity
Deposits by banks	32	41,271	6,738	(13,576)	34,465
Customer accounts	-	1,667	971	-	2,638
Debt securities in issue	-	1,672	930	-	2,602
Settlement balances and short positions	-	107	-	-	107
Derivatives	-	9,586	834	(776)	9,644
Accruals, deferred income and other liabilities	-	1,487	295	-	1,782
Deferred tax	-	36	4	-	40
Subordinated liabilities	-	4,417	2,434	-	6,851
Liabilities of disposal groups	-	9,362	1,664	-	11,026
Controlling interests	1,799	1,796	2,295	(4,091)	1,799

Total liabilities and equity	1,831	71,401	16,165	(18,443)	70,954

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

13. Other developments

Rating agencies

Moody’s Investors Service
On 5 July 2013, the rating agency, Moody’s Investors Service (Moody’s) placed on review for possible downgrade the long term ratings of RBSG and its subsidiaries, including RBS plc and RBS N.V.  Short term ratings were affirmed as unchanged and are not subject to Moody’s’ review. The rating action was prompted by the UK Government’s announcement that it would examine the merit of splitting up the RBS Group by placing its bad assets in a separate legal entity under a ‘Good Bank/Bad Bank’ split.  Moody’s expect to conclude their rating review on the RBS Group in the autumn following publication of the Government’s conclusion to its ‘Good Bank/Bad Bank’ assessment.

Additionally, Moody’s upgraded, by three notches, three series of the RBSH Group’s Trust Preferred Securities (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) to ‘Ba3’ from ‘B3’ upon the announcement that the Group would resume coupon payments on these securities following expiration of the European Commission payments ban.

Standard & Poor’s
On 31 May 2013, the rating agency, Standard & Poor’s (S&P) affirmed its ratings on RBSG and certain subsidiaries as unchanged but assigned a negative outlook to the long term ratings of RBSG and certain subsidiaries including RBS plc and RBS N.V. S&P’s outlook revision did not reflect any deterioration in its assessment of specific credit factors but instead reflected wider UK industry concerns.

Additionally, following the RBS Group’s announcement of its intention to resume coupon payments, S&P upgraded by ten notches to ‘BB+’ from ‘C’ three series of Trust Preferred Securities (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) on 20 June 2013.

No material rating actions have been undertaken by the rating agency, Fitch Ratings, on RBSG or material subsidiaries in 2013.

Current RBSG and subsidiary ratings are shown in the table below:

	Moody’s		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

RBS plc	A3	P-2	A	A-1	A	F1

RBS N.V.	A3	P-2	A	A-1	A	F1

Liability management exercise

In July 2013, RBS NV completed the cash tender offers for certain Euro and US Dollar subordinated eurobonds and notes. The aggregate principal amount accepted for purchase under the offer was US$2.5 billion.

RBS Holdings N.V. - 2013 Interim Results

Notes (continued)

14. Related party transactions
Related party transactions in the half year ended 30 June 2013 were similar in nature to those for the year ended 31 December 2012.

Full details of RBSH Group’s related party transactions for the year ended 31 December 2012 are included in the 2012 Annual Report and Accounts.

15. Date of approval
The interim results for the half year ended 30 June 2013 were approved by the Managing Board on 29 August 2013.

16. Post balance sheet events
There have been no significant events between 30 June 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

RBS Holdings N.V. - 2013 Interim Results

Risk factors

The principal risks and uncertainties facing RBSH Group are unchanged from those disclosed on pages 243 to 251 of the 2012 Annual Report and Accounts (the 2012 R&A), however the operational, legal and regulatory landscape in which the RBSH Group operates has continued to evolve since the 2012 R&A was approved. In particular, set out in further detail below in the Summary of our Principal Risks and Uncertainties, the RBS Group has identified a new risk, namely arising from the on-going review with HM Treasury of the UK into separating the RBS Group into “good” and “bad” banks.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the RBSH Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The summary should be read in conjunction with the Risk and balance sheet management section on pages 27 to 101 of the 2012 R&A, which also includes a fuller description of these and other risk factors.

•	RBSH Group is reliant on the RBS Group.

•	RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions.

•	RBSH Group has significant exposure to the continuing economic crisis in Europe.

•	RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected.

•	RBSH Group is subject to other global risks.

•
RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

•
The financial performance of RBSH Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments.

•
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.

•	RBSH Group’s ability to meet its obligations including its funding commitments depends on the RBSH Group’s ability to access sources of liquidity and funding.

•	RBSH Group’s business performance could be adversely affected if its capital is not managedeffectively or as a result of changes to capital adequacy and liquidity requirements.

RBS Holdings N.V. - 2013 Interim Results

Risk factors (continued)

•	RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings.

•
An extensive restructuring and balance sheet reduction programme of the RBS Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity.

•
The execution and/or any delay in the execution (or non-completion) of the approved transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group.

•
Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of RBSH Group’s key regulators could have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition.

•
RBSH Group is subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on RBSH Group’s operating results or reputation.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•	Operational risks are inherent in RBSH Group’s businesses.

•	RBSH Group’s operations are highly dependent on its information technology systems.

•	RBSH Group may suffer losses due to employee misconduct.

•	RBSH Group’s operations have inherent reputational risk.

•
RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer losses if it does not maintain good employee relations.

•	The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.

RBS Holdings N.V. - 2013 Interim Results

Risk factors (continued)

The RBS Group is also subject to the following new risk factor.

Options to accelerate the potential divestment by HM Treasury of its stake in the RBS Group, including separation of the RBS Group into “good” and “bad” banks, are currently under review and uncertainty remains as to the RBS Group’s future structure and organisation
In June 2013, responding to a recommendation by the UK Parliamentary Commission on Standards in Banking, the Chancellor of the Exchequer announced that the Government would be reviewing the case for splitting the RBS Group into a “good bank” and a “bad bank”. This review is being conducted by HM Treasury with external professional support and will look at a broad range of the RBS Group’s assets. HM Treasury’s advisors are expected to report by the end of September and a decision on the creation of a “bad bank” is expected in the autumn of 2013. The outcome of the review is far from certain and if a “good bank/bad bank” strategy were to be adopted, then depending on the nature and scope of the exercise, several hurdles might have to be met before such a separation could take place. These may or may not include the need for shareholder approval and further consultation with the European Commission. Any such restructuring would be complex and lengthy and require significant management time and resources. Until the outcome of the review is known, the RBS Group’s future structure and organisation remains uncertain. Such uncertainty could have a material adverse effect on the RBS Group’s business, financial condition, results of operations and prospects.

The risk factor entitled, “RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings” is also revised to reflect that at 30 June 2013, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBS N.V. by the three main ratings agencies would have required the RBSH Group to post estimated additional collateral of €619 million, without taking account of mitigating action by management.

RBS Holdings N.V. - 2013 Interim Results

Additional information

Contact
Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

RBS Holdings N.V. - 2013 Interim Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V.
Registrant

/s/ Cornelis Visscher
Cornelis Visscher
Chief Financial Officer
30 August 2013

RBS Holdings N.V. - 2013 Interim Results